Henkel

A Brand Like a Friend



Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation/Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
FEB 04 2005
WASH. D.C. 213 SECTION

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

SUPPL

Datum
2005-02-03

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA


PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release "Henkel reports rise in sales and profits".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008

K:\Kühn\SEC Schreiben\SEC 186-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

An:
Kopie: (Blindkopie: Christa Richardt-Straube/KGaA/HENKEL)
Thema: Press release "Henkel reports rise in sales and profits"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel reports rise in sales and profits", which we distributed to the media.

With my very best regards

Ernst Primosch

This information is meant for ALL employees. Please, therefore, pass it on to all those who have no Lotus Notes access and thus did not get the information directly.

Press Release

Higher dividend proposed

Henkel reports rise in sales and profits

Despite the difficult economic environment, the Henkel Group significantly exceeded its prior-year figures in fiscal 2004 – both in sales with an increase of 12.3 percent and in operating profit (EBIT) with an increase of 12.7 percent (excluding exceptional items). The group financial statements have already been audited.

"For Henkel, 2004 was a highly eventful and also a successful year. We will therefore propose an increase in the dividend payout to the Annual General Meeting," said Ulrich Lehner, Chairman of the Management Board of Henkel

KGaA. "We have initiated numerous measures in order to ensure that we remain on track for further successes in 2005. The acquisitions in North America and investments in regions with future potential like Latin America, Asia and Eastern Europe have strengthened Henkel and make us more independent from single markets."

Düsseldorf – In fiscal 2004, the Henkel Group generated **sales** of 10,592 million euros, corresponding to an increase of 12.3 percent. After adjusting for foreign exchange, sales rose by 16.0 percent. Organic growth – adjusted for foreign exchange and acquisitions/divestments – amounted to 2.9 percent. **Operating profit before goodwill amortization (EBITA)** and exceptional items increased by 19.6 percent to 1,000 million euros (previous year: 835 million euros before exceptional items). Adjusted for foreign exchange it improved by 24.0 percent. **Return on sales (EBITA)** increased by 0.6 percentage points from 8.8 percent to 9.4 percent. **Operating profit (EBIT)** rose from 706 million euros to 1,920 million euros.
This figure includes the following exceptional items: the one-time proceeds from the Clorox transaction (1,770 million euros), charges arising from our "Advanced Restructuring" measures (408 million euros) and goodwill impairment charges (242 million euros). Excluding exceptional items, operating profit amounted to 800 million euros (previous year: 710 million euros before exceptional items), corresponding to a rise of 12.7 percent. Adjusted for foreign exchange, the increase amounted to 16.2 percent. All business sectors generated growth in operating profit. At 7.5 percent, the **return on sales (EBIT)** remained at prior-year level.

Financial items fell by 61 million euros to 1 million euros. On the one hand, the income from participations decreased due to the fact that the equity-income from the Clorox participation was taken into account only until November 22 (closing of the Clorox exchange transaction) and in the previous year the Clorox share buy-back program generated one-time proceeds of 30 million euros. On the other, increased borrowings and the absence of interest income after the repayment the Cognis vendor note resulted in an increase in net interest expense from -140 million euros to -163 euros. Significantly affected by the exceptional items, **net earnings** for the year increased from 530 million euros to 1,736 million euros. After minority interests

amounting to 1 million euros, earnings totaled 1,735 million euros. **Earnings per preferred share** rose from 3.65 euros in the previous year to 12.13 euros. Before exceptional items, earnings per preferred share increased from 3.47 euros in 2003 to 3.82 euros. Earnings per preferred share before exceptional items and goodwill amortization rose from 4.34 euros in the previous year to 5.21 euros, corresponding to an increase of 20.0 percent. Together with the Supervisory Board and the Shareholders' Committee, the Management Board will propose to the Annual General Meeting an increase in the **dividend payout** from 1.20 euros to 1.30 euros per preferred share and from 1.14 euros to 1.24 euros per ordinary share.

At 3,617 million euros, sales at the **Laundry & Home Care** business sector were 17.7 percent above the prior-year figure. After adjusting for foreign exchange, sales grew 21.9 percent. This increase is primarily due to the Dial acquisition. Operating profit rose by 4.7 percent to 300 million euros. Adjusted for foreign exchange, the rise was 5.8 percent. The return on sales (EBIT) decreased 1.0 percentage points to 8.3 percent. The reason for the decline lies in increased goodwill amortization arising from acquisitions made.

At the **Cosmetics/Toiletries** business sector, sales rose by 18.7 percent to 2,477 million euros. Adjusted for foreign exchange, sales grew 21.8 percent. These increases were primarily acquisition-related (Dial, ARL, Indola). Operating profit improved by 16.2 percent to 225 million euros. After adjusting for foreign exchange, the increase was 19.0 percent. Despite positive developments on the operating side, the return on sales (EBIT) fell 0.2 percentage points to 9.1 percent due mainly to increased goodwill amortization arising from acquisitions made.

Sales at the **Consumer & Craftsmen Adhesives** business sector increased 10.1 percent to 1,446 million euros. Adjusted for foreign exchange, sales grew 13.8 percent. In addition to the acquisitions made, organic growth well above the market also contributed to this performance. Operating profit increased by 6.1 percent to 150 million euros. After adjusting for foreign exchange, the increase was 9.3 percent. The return on sales (EBIT) fell 0.4 percentage points to 10.4 percent, primarily due to increases in raw material prices that have not yet been fully offset.

The **Henkel Technologies** business sector reported a 4.7 percent increase in sales to 2,791 million euros. After adjusting for foreign exchange, sales rose by 8.8 percent with strong organic growth a major contributory factor. Operating profit improved by 21.5 percent to 235 million euros. Adjusted for foreign exchange, the increase was 27.7 percent. Due to the positive sales performance and improved cost structures, the return on sales (EBIT) rose 1.1 percentage points to 8.4 percent.

Fourth quarter 2004

The positive trend in the third quarter continued in the fourth quarter of 2004. At 2,721 million euros, sales at the Henkel Group were 15.8 percent above the prior-year quarter. After adjusting for foreign exchange, the increase was 19.2 percent. Organic sales growth was 3.4 percent. Excluding the exceptional items arising from the Clorox transaction, the restructuring measures and the goodwill impairment charges, operating profit (EBIT) rose to 225 million euros in the fourth quarter, 21.1 percent above the prior-year figure. After adjusting for foreign exchange, EBIT was 24.0 percent above the figure for the same quarter of the previous year. The return on sales (EBIT) before exceptional items rose 0.4 points to 8.3 percent. Earnings per preferred share excluding exceptional items was 1.09 euros in the fourth quarter of 2004, up 17.2 percent on the prior year. Before exceptional items and goodwill amortization earnings per share rose 30.1 percent to 1.47 euros.

Examination and approval of the group financial statements by the Supervisory Board is scheduled for mid-February. Henkel will present its 2004 group financial statements during the press conference and analyst meeting in Düsseldorf on February 22, 2005.

Outlook

The Henkel Group expects organic sales growth (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2005. Without exceptional items Henkel expects growth in operating profit (EBIT) after adjusting for foreign exchange to be in the high teens. Due to the elimination of scheduled goodwill amortization, effective from January 1, 2005, this growth rate is based on the 2004 operating profit figure before goodwill amortization and exceptional items.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and branded technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and branded technologies from Henkel.

February 3, 2005

Contact
Henkel Group
Corporate Communications
Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com
http://press.henkel.com